UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Montage Managers Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

11300 Tomahawk Creek Parkway, Suite 200, Leawood, Kansas 66211

Telephone Number (including area code): 913-378-9956

Name and address of agent for service of process:

The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801 with copies to Christopher D. Long, Palmer Square Capital Management LLC, 2000 Shawnee Mission Parkway, Suite 300, Mission Woods, Kansas 66205, and Michael Glazer, Morgan, Lewis & Bockius LLP, 355 South Grand Avenue, Suite 4400, Los Angeles, California 90071-3106.

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

[X] Yes	[ ] No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Mission Woods in the State of Kansas on the 9th day of January 2015.

MONTAGE MANAGERS TRUST

/s/ Christopher D. Long
Name:	Christopher D. Long
Title:	Initial Trustee

Attest:

/s/ Anne J. Pleviak
Name:	Anne J. Pleviak
Title:	Treasurer